January 14, 2002

Securities and Exchange Commission

40 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Preferred Income Opportunity Fund Incorporated

We have read the letter (copy attached) dated January 8, 2002 from Robert T. Flaherty, Chairman of the Board of Preferred Income Opportunity Fund Incorporated, which we understand will be filed in response to Sub-Item 77-K of Form N-SAR and are in agreement with the statements concerning our firm contained therein.

Yours very truly,